TAHOE RESOURCES INC.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Item 1.	Identity of Company

1.1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511
United States

1.2	Executive Officer

Edie Hofmeister of Tahoe is knowledgeable about the significant acquisition and this business acquisition report and may be contacted at (775) 448-5800.

Item 2.	Details of Acquisition

2.1	Nature of Business Acquired

On April 1, 2016, the Company and Lake Shore Gold Corp. (“Lake Shore Gold”) completed their previously announced business combination pursuant to a statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement, Lake Shore Gold became a wholly-owned subsidiary of the Company.

Lake Shore Gold is a corporation governed by the Canada Business Corporations Act. Lake Shore Gold’s main businesses include the Timmins West and Bell Creek mines and the 144 Gap and Whitney projects, each of which is located in Ontario, Canada.

Further information about the Arrangement and Lake Shore Gold can be found in the management information circulars (the “Circulars”) sent to shareholders of the Company and Lake Shore Gold in connection with their respective shareholder meetings, in the Arrangement Agreement, and in the Company’s news releases dated April 1, 2016 and April 4, 2016 (the “Acquisition News Releases”), copies of which have been filed under the Company’s and Lake Shore Gold’s profiles on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The Company completed the Acquisition on April 1, 2016.

2.3	Consideration

Under the Arrangement, the Company acquired all of the issued and outstanding common shares of Lake Shore Gold (each, a “Lake Shore Gold Share”) in exchange for 0.1467 common shares (the “Exchange Ratio”) of the Company (each whole common share of the Company, a “Tahoe Share”). Additionally, outstanding options to acquire Lake Shore Gold Shares have been deemed to have been exchanged under the Arrangement, and the holders of such options have received replacement options to purchase Tahoe Shares.

To give effect to the Arrangement, Tahoe (i) issued 69,239,629 Tahoe Shares to former holders of Lake Shore Gold Shares, and (ii) authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of replacement stock options.

Lake Shore Gold has outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which are governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for cash all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”). The Change of Control Offer expired on April 18, 2016 with no Debentures tendered.

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold has elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash. Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe Shares will be issued on conversion.

2.4	Effect on Financial Position

Upon the completion of the Arrangement, Lake Shore Gold became a wholly-owned subsidiary of the Company. The business and operations of Lake Shore Gold have been combined with those of the Company and are managed concurrently.

Except as disclosed in this business acquisition report, the Circulars and the Acquisition News Releases, the Company does not have any current plans for material changes in its business affairs or the affairs of Lake Shore Gold which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate the business of Lake Shore Gold, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any material changes to the business or corporate structure of the Company or Lake Shore Gold.

In connection with the Arrangement, Dr. Alan Moon, a former director of Lake Shore Gold, joined the board of directors of the Company, and Tony Makuch, former Chief Executive Officer of Lake Shore Gold, joined Tahoe’s management as Executive Vice President of Tahoe Resources Inc. and President, Canadian Operations.

For details on the pro forma effect of the Arrangement on Tahoe, see Item 3.

The information set out above is a summary only and is qualified in its entirety by the information contained in the Circulars and by the pro forma financial statements attached to this business acquisition report.

2.5	Prior Valuations

To the knowledge of Tahoe, there has not been any valuation opinion obtained within the last twelve months by Lake Shore Gold or Tahoe required by securities legislation or a Canadian exchange or market to support the consideration paid by Tahoe in connection with the Arrangement.

2.6	Parties to the Transaction

The acquisition was not with an informed person, associate or affiliate of Tahoe as defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations.

2.7	Date of Report

April 29, 2016.

Item 3.	Financial Statements

The following documents are attached to this business acquisition report as Appendix A:

i.

the audited consolidated financial statements of Lake Shore Gold as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the report of the independent public accounting firm thereon;

ii.	the unaudited pro forma condensed consolidated financial statements of Tahoe giving effect to the acquisition of Lake Shore Gold, which are comprised of the following:

•

the unaudited pro forma condensed consolidated statement of financial position of the Company, after giving effect to the Arrangement, as at December 31, 2015, prepared from the December 31, 2015 audited consolidated statement of financial position of the Company and the December 31, 2015 audited consolidated statement of financial position of Lake Shore Gold;

•

the unaudited pro forma condensed consolidated statement of operations of the Company, after giving effect to the Arrangement, for the year ended December 31, 2015, prepared from the audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2015 of the Company, and the audited consolidated statement of comprehensive income for the year ended December 31, 2015 of Lake Shore Gold; and

•	notes thereto.

APPENDIX A

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2015 and 2014)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal controls has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ Anthony Makuch	/s/ Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Senior Vice President and Chief Financial
Officer

February 23, 2016
Toronto, Canada

Management’s Report on Internal Controls Over Financial Reporting

The management of Lake Shore Gold Corp. (the “Company”) is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are reviewed and approved by the Chief Executive Officer and the Senior Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policies or procedures in the future.

Management conducted an assessment of the Company’s internal controls over financial reporting based on the “Internal Control-Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, the Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded the Company’s internal controls over financial reporting were effective as of December 31, 2015. There were no material weaknesses identified by management as of December 31, 2015.

/s/ Anthony Makuch	/s/ Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Senior Vice President and Chief Financial
Officer

February 23, 2016
Toronto, Canada

Independent Auditor’s Report

To the Shareholders and Board of Directors of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2015 and December 31, 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants

February 23, 2016
Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars)

As at December 31,	Note	2015	2014

Assets
Current assets
Cash and cash equivalents		$97,659	$54,370
Receivables and prepaids	11	4,936	3,697
Inventories and stockpiled ore	12	19,724	25,450
		122,319	83,517
Non-current assets
Available for sale financial assets and warrant
investments	13	1,632	708
Investment in associate	14	283	586
Restricted cash	15	2,916	7,418
Mining interests	16	544,488	527,449
		$671,638	$619,678

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$29,022	$26,531
Current portion of finance lease obligations	18	10,170	7,090
Current portion of long term debt	19	-	6,590
Current portion of share based liabilities	20	2,257	394
Deferred premium on flow through shares	23 (a)	2,579	3,128
		44,028	43,733
Non-current liabilities
Finance lease obligations	18	10,066	6,851
Long term debt	19	94,682	89,708
Share based liabilities	20	3,428	1,694
Environmental rehabilitation provision	21	7,172	5,640
		115,348	103,893

Shareholders' Equity
Share capital		1,064,041	1,033,623
Equity portion of convertible debentures	19 (a)	14,753	14,753
Reserves		33,361	32,297
Deficit		(599,893)	(608,621)
		512,262	472,052
		$671,638	$619,678

Commitments and contractual obligations (note 23(a), 29)

Subsequent event (notes 19(b), 30)

See accompanying notes to the consolidated financial statements

Approved by the Board
/s/ Alan Moon	/s/ Arnold Klassen
Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	Note	2015	2014

Revenue		$271,356	$256,144
Production costs	7	(135,165)	(120,303)
Depletion and depreciation		(80,155)	(71,729)
Earnings from mine operations		56,036	64,112
General and administrative	8	(15,788)	(13,534)
Exploration and evaluation	16	(24,267)	(3,339)
Share of loss of investment in associates	14	(303)	(865)
Write down of available for sale investments	13	-	(807)
Earnings from operations and associates		15,678	45,567
Other income (loss), net	9	5,227	(3,284)
Finance items	10
Finance income		745	691
Finance expense		(12,922)	(19,360)
Net earnings		$8,728	$23,614
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss from operations, net of tax
Unrealized loss on available for sale investments, net of tax	13	(403)	(237)
Total comprehensive income		$8,325	$23,377
Basic and diluted earnings per share	23 (c)	$0.02	$0.06

Weighted average number of common shares outstanding (in 000's)	23 (c)
Basic		442,495	421,158
Diluted		447,849	426,325

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	Note	2015	2014

Operating Activities
Net earnings		$8,728	$23,614
Depletion and depreciation		80,155	71,775
Share based payments expense	20,23 (b(iv))	5,342	2,668
Share of loss of investments in associates		303	865
Write down of available for sale investments		-	807
Other (income) loss, net		(5,227)	3,284
Realized derivative and foreign exchange gain, net	19 (b(i))	(723)	(2,976)
Finance income		(745)	(691)
Interest received		726	592
Finance expense		12,922	19,360
Interest paid		(6,546)	(8,907)
Change in non-cash operating working capital	25	3,675	865
Net cash flow provided by operating activities		98,610	111,256

Investing Activities
Additions to mining interests, including movements in working
capital		(51,862)	(56,952)
Net cash on acquisition of Temex Resources Corp.		(2,087)	-
Restricted cash	15	(1,327)	(323)
Transfer from restricted cash	15	5,829	-
Cash received on assets disposals	16	840	-
Available for sale investments	13 ((a(i))	(250)	-
Net cash flow used in investing activities		(48,857)	(57,275)

Financing Activities
Long term debt payments	19 (a,b)	(7,250)	(47,054)
Payment of finance lease obligations		(10,151)	(5,522)
Common shares issued for cash (net of share issue costs)	23 (a)	9,943	19,310
Exercise of stock options		763	494
Net cash flow used in financing activities		(6,695)	(32,772)

Impact of foreign exchange on cash balances		231	41

Increase in cash and cash equivalents during the year		$43,289	$21,250
Cash and cash equivalents at beginning of year		54,370	33,120
Cash and cash equivalents at end of year		$97,659	$54,370

Supplemental cash flow information note 25

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollar except for share information)

	Note	Share capital		Equity	Reserves			Deficit	Equity
				portion of			Investment
				convertible		Share based	revaluation
		Shares ('000s)	Amount	debentures	Warrants	payments	reserve
At January 1, 2015		435,433	$1,033,623	$14,753	$2,469	$29,828	$-	($608,621)	$472,052
Issued on Temex Resources Corp acquisition	6	19,592	22,408	-	133	335	-	-	22,876
Flow through shares issued	23 (a)	6,900	6,896	-	-	-	-	-	6,896
Shares issued as part of property agreements (net of share issuance costs of $11)	23 (a)	50	44	-	-	-	-	-	44
Share based payments		-	-	-	-	1,306	-	-	1,306
Stock-options exercised (including transfer from reserves of $307)	23 (b(ii))	1,248	1,070	-	-	(307)	-	-	763
Net earnings		-	-	-	-	-	-	8,728	8,728
Other comprehensive loss, net of tax		-	-	-	-	-	(403)	-	(403)
Total comprehensive (loss) income							(403)	8,728	8,325
At December 31, 2015		463,223	$1,064,041	$14,753	$2,602	$31,162	($403)	($599,893)	$512,262

	Note	Share capital		Equity portion	Reserves			Deficit	Equity
				of convertible			Investment
				debentures		Share based	revaluation
		Shares ('000s)	Amount		Warrants	payments	reserve
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	($632,235)	$431,168
Shares issued as part of property agreements	23 (a)	50	45	-	-	-	-	-	45
Flow through shares issued	23 (a)	18,200	15,652	-	-	-	-	-	15,652
Share based payments	23 (b(iv))	-	-	-	-	1,334	-	-	1,334
Stock-options exercised (including transfer from reserves of $188)	23 (b(ii))	563	664	-	-	(188)	-	-	476
Net earnings		-	-	-	-	-	-	23,614	23,614
Other comprehensive loss, net of tax		-	-	-	-	-	(237)	-	(237)
Total comprehensive (loss) income							(237)	23,614	23,377
At December 31, 2014		435,433	$1,033,623	$14,753	$2,469	$29,828	$-	($608,621)	$472,052

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were approved by the Board of Directors of the Company on February 23, 2016.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as set out in the accounting policies in note 3.

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a) Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company's ability to exercise significant influence.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The subsidiaries and associate of the Company as at December 31, 2015 and their principal activities are described below:

	Place of	Proportion of
Name	Incorporation	Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
Temex Resources Corp.	Ontario	100%	Exploration
Associate
Northern Superior Resources	British Columbia	23.70%	Exploration

*In process of winding-up

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s associates in line with those of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

b)    Investments in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings (loss) during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in net earnings (loss). When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

c)    Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described in the above paragraph are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and represents a separate major line of business or geographical area of operations, is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Non-current assets classified as held for sale and discontinued operations are measured at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

d)    Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

e)    Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net earnings (loss). Transaction costs are expensed as incurred.

Available for sale financial assets

Available for sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings (loss). The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available for sale asset is impaired, the change in fair value is transferred to net earnings (loss) in the period, including cumulative gains or losses previously recognized in other comprehensive income or loss. Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in net earnings (loss) but included in other comprehensive income.

f)    Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

g)    Inventories and stockpiled ore

Inventories are valued at the lower of cost or net realizable value. Inventories include stockpiled ore, gold in circuit and bullion inventories as well as materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

h)    Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net earnings (loss).

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net earnings (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)	The Company establishes a National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)

The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition required to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are achieved consistently for a period of time and there are indications that these operating results will be continued. Other factors include one or more of the following:

(iii)	a significant portion of plant/mill capacity is achieved;

(iv)	a significant portion of available funding is directed towards operating activities;

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

(v)	a pre-determined, reasonable period of time has passed from the commencement of production;

(vi)	a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved; or

(vii)	the Company has filed a NI 43-101 technical report for the property.

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment includes borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(i). The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipment	3-10 years
Office equipment	20%
Computer equipment	30%

Assets under construction are carried at cost less any recognized impairment loss. Cost includes cost of equipment, cost of labour and installation, project management cost and other indirect costs specifically for assets under construction. When the asset is completed and ready for intended use, the Company reclassifies it from assets under construction to plant and equipment or depletable assets.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

i)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)    Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use. Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k)    Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The Company engages in sale and leaseback transactions as part of the Company’s financing strategy. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market prices, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

l)    Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

m)    Share based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net earnings (loss) or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings (loss) or capitalized in mining properties (options granted to individuals involved on specific projects).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share based compensation expense over the vesting period of the PSUs with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense or recovery over the vesting period. The fair value of the PSUs is estimated using the market value of the Company’s shares at each period end, discounted based on vesting terms, multiplied by an estimated payout factor (between 100% to 150%).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share based compensation expense at grant date with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

n)    Defined contribution pension plan

The Company has a defined contribution pension plan which covers all of the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to profit or loss, or capitalized to mining interests for employees directly involved in the specific projects.

o)    Deferred income and mining taxes

Taxes, comprising both income taxes and mining taxes accounted for as income taxes, are recognized in net earnings (loss), except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p)    Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

q)    Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

r)    Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company, the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to the customer. Revenue from by-product sales is recorded as a reduction of production costs.

s)    Finance income and expenses

Finance income and expenses comprise interest income on funds invested, interest expense on borrowings and the accretion of interest on provisions. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

t)    Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options, debentures and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

u)    Deferred financing charges

Costs of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized using the effective interest method over the term of the respective facility agreement.

v)    Other comprehensive income (loss)

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as available for sale, net of income taxes and gains or losses on certain derivative instruments.

w)    Segment reporting

An operating segment is a component of an entity:

(i)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(ii)	whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(iii)	for which discrete financial information is available.

The Company’s operating segments are its mining operations segment and exploration and advanced exploration segment.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of the related mining property and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s entities (the Company and its subsidiaries – note 3(a)) is the Canadian dollar.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2015 and 2014.

Determination of reserves and resources

Reserves and resources are used in the units of production calculation for depreciation and depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, adverse changes in valuation assumptions or declines in the fair values of the Company’s CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using market price of the Company at each period end discounted based on vesting terms, multiplied by an estimated payout factor. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

Purchase price allocation

There is significant judgment required in determination if the transaction constitutes a business or an asset acquisition. Further, allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities.

In respect of the Temex Resources Corp. acquisition (note 6), the purchase price ascribed to the non - working capital assets and liabilities acquired was allocated between the various non-working capital assets and liabilities acquired based on their relative fair values at the acquisition date.

5.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments' assets to the entity's assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

On July 22, 2015, the IASB deferred the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted). The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effectively for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. These amendments will not impact the Company’s consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments will not impact the Company’s consolidated financial statements.

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

IAS 7, Statement of Cash Flows

On January 29, 2016, the International Accounting Standards Board (IASB) published amendments to IAS 7, Statement of Cash Flows. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. The Company is currently evaluating the impact of IAS 7 on its consolidated financial statements.

6.	ACQUISITION OF TEMEX RESOURCES CORP.

On September 18, 2015 (“the acquisition date”), Lake Shore Gold acquired all of the issued and outstanding common shares of Temex Resources Corp (“Temex”) by issuing 19,591,526 common shares of the Company (each Temex common share outstanding on September 18, 2015 was exchanged for 0.105 of a Lake Shore Gold common share). The outstanding Temex stock options, warrants and certain brokers compensation options (the “finder units”) were exchanged into 1,055,250 options, 1,324,250 warrants and 157,478 finder units of Lake Shore Gold, at the same exchange ratio of 0.105.

The acquisition has been accounted for as an asset acquisition under IFRS. The Lake Shore Gold shares issued were valued at $22,530 and options and warrants at $335 and $133, respectively (the latter including value of finder units at $57). The Company incurred related transaction costs of $2,964 and share issue costs of $122.

The fair value of stock options, warrants and finder units was determined using the Black -Scholes option pricing model. A weighted average grant date fair value of $0.32 and $0.09, respectively, for options and warrants granted (the latter including grant date fair value of finder units of $0.24) was estimated using the following assumptions: no dividends are to be paid; volatility of 62% to 83% and 63%, respectively, for options and warrants; risk free interest rate of 0.4% to 0.5% and 0.4%, respectively for options and warrants; and expected life of 0.3 to 3.8 years and 0.5 years, respectively, for options and warrants. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and warrants, and the Company is not required to make payments for such amounts or transactions.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The purchase price ascribed to non-working capital assets and liabilities acquired, of $25,759, was allocated between the various non-working capital assets and liabilities acquired based on their relative fair values at the acquisition date.

Cash, net of $500 transferred from Lake Shore Gold	$1,001
Investments in publicly listed companies	114
Property, plant and equipment	65
Mining interest	26,552
Deferred premium on flow through shares	(71)
Working capital	(727)
Environmental rehabilitation provision	(972)
Purchase price	$25,962

Consideration:
Common shares, net of share issue costs	$22,408
Options, warrants and finder units	468
Cash	3,086
Total purchase price consideration	$25,962

a)    Environmental rehabilitation provision

Through the acquisition of Temex, the Company now holds a 60% interest in a joint venture (“JV”) with Goldcorp Canada Ltd. (as manager, and on behalf, of the Porcupine Gold Mines Joint Venture (a joint venture between Goldcorp Inc. and Goldcorp Canada Ltd.), hereinafter referred to collectively as Goldcorp)) in the Whitney property. The property includes the past producing Hallnor, Broulan Reef and Bonetal mines (together the “Whitney property”). Participants’ interests in the JV can be diluted if electing not to participate in an approved budget and program, subject to certain terms and conditions. When a participant’s interest is diluted to less than 10%, the participant’s interest would be converted to a net smelter royalty, subject to certain other provisions.

The Company has assumed up to $3,000 of historic closure liabilities as they relate to the Whitney property (Goldcorp is responsible for the first $3,300 of the historic closure liabilities with the remaining to be shared 60:40 between Goldcorp and the Company; however, as provided in the agreement, the Company’s liability for the historic closure liabilities is capped at $3,000). The Company estimated the nominal value of the closure obligation liability at $3,000 at the time of acquisition and recognized an environmental closure provision of $972 through its purchase accounting. The present value of the provision has been calculated using a nominal pre-tax annual discount rate of 4.9%, based on Bank of Canada treasury bonds of an appropriate tenure as at September 18, 2015, adjusted to capture the impact of credit risk, and estimated time of 20 years for the rehabilitation provision to be incurred. Uncertainties in the timing for use of this provision include changes in the future that could impact the timing of closing any potential mine to be developed on the Whitney property.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Lake Shore Gold is the operator of the JV; Goldcorp retains responsibility for the closure plan (which includes the historic closure liabilities and new closure liabilities as a result of the operations of the JV). To date Goldcorp has not funded its full share of the 2013 and 2014/2015 approved exploration programs; the Company can elect to either dilute Goldcorp, or purchase Goldcorp’s interest in the JV; no election has been made to date.

The JV is accounted as a joint operation with the Company consolidating its share of the assets and liabilities of the JV (being the mining interest and environmental closure provision).

b) Deferred premium on flow through shares

On March 7, 2014 Temex closed a private placement, pursuant to which it received $2,775 by issuing flow through common shares; $252 was recognized as deferred premium on flow through shares at the time of their issuance. The Company valued the deferred premium liability at $71 on acquisition date, recognizing that Temex had spent $1,993 on eligible Canadian exploration expenditures (“CEE”) as at September 18, 2015. The remaining portion of flow through funds ($782) was spent by Temex on CEE post acquisition and the deferred premium liability of $71 was amortized and recognized in other income.

7.	PRODUCTION COSTS

For the years ended December 31,	2015	2014
Raw materials and consumables	$58,317	$54,467
Salaries, employee benefits and other employee related expenses	40,971	35,301
Contractors	19,707	22,009
Definition and delineation drilling	3,709	4,013
Change in stockpiles and other gold inventories	4,342	(2,825)
Royalties	5,896	5,605
Rentals and operating leases	1,127	1,089
Share based payments note 23(b(iv))	432	408
Other	664	236
	$135,165	$120,303

8.	GENERAL AND ADMINISTRATIVE

General and administrative at December 31, 2015 and 2014 include the following:

For the years ended December 31,	2015	2014
General and administrative expenses	$10,878	$11,274
Performance and deferred share units expense note 20	3,982	1,334
Stock based compensation expense note 23(b(iv))	928	926
	$15,788	$13,534

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

9.	OTHER INCOME (LOSS), NET

For the years ended December 31,	2015	2014
Unrealized and realized gain on embedded derivatives note 19(b(i))	$2,757	$5,491
Unrealized and realized foreign exchange loss, net	(2,525)	(6,044)
Amortization of deferred premium on flow through shares note 6(b),23(a)	3,667	530
Recovery of previously written off amounts due from an associate note 13(a(i))	1,146	-
Gain on fixed assets disposals note 16	363	-
Unrealized loss on mark to market of warrant investments note 13(b)	(181)	-
Gain on deemed disposition of investment note 14	-	1,038
Write down of unamortized transaction costs on loan prepayment note 19(b(ii))	-	(3,356)
Expenditures for disputed property taxes	-	(943)
Other income (loss), net	$5,227	($3,284)

Unrealized and realized foreign exchange loss, net for the year ended December 31, 2015 includes $2,759 of unrealized and realized loss (2014 - $6,087) from certain embedded derivatives - note 19(b).

Expenditures for disputed property taxes relate to the 2014 reassessed property taxes for the Company’s Bell Creek site received late in 2014 (in addition to property taxes the Company had already been assessed and paid in 2014, and which were recognized within production costs). The reassessment reflects property values as determined by the Municipal Property Assessment Corporation. The Company is appealing the property value reassessment and the related taxes payable. Given the complexity of determining the appropriate assessment and the uncertainty of the result of the Company’s appeal, the final amount payable cannot be estimated until the appeal is finalized. In accordance with IFRS, the Company recognized in 2014 the maximum amount due of $943 in other income (loss) - fully paid by the end of 2015 in accordance with an agreement with the City of Timmins, which provides for the City of Timmins to refund the Company for any difference between the amount paid and the amount as determined by the appeal.

10.	FINANCE ITEMS

For the years ended December 31,	2015	2014

Interest income on bank deposits	$745	$691
Finance income	$745	$691

Borrowing costs and other interest expense	($12,857)	($19,285)
Unwinding of the discount on environmental rehabilitation provision note 21	(65)	(75)
Finance expense	($12,922)	($19,360)
Net finance items	($12,177)	($18,669)

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Borrowing costs for the years ended December 31, 2015 and 2014 include the following:

For the years ended December 31,	2015	2014
Debentures interest and accretion note 19(a)	$11,470	$10,885
Gold Loan interest expense and amortization of transaction costs note 19(b(i))	631	3,391
Standby Line interest expense and unwinding of discount note 19(b(ii))	-	3,966
Standby Line rollover fee note 19(b(ii))	-	200
Borrowing costs	$12,101	$18,442

Other interest expense includes bank charges and interest expense related to finance leases of $756 for the year ended December 31, 2015 (2014 - $843).

11.	RECEIVABLES AND PREPAIDS

As at December 31,	2015	2014
Sales tax and government receivables	$3,621	$3,319
Prepaid expenses	759	302
Other	556	76
	$4,936	$3,697

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2015 are past due.

12.	INVENTORIES AND STOCKPILED ORE

As at December 31,	2015	2014
Gold in circuit	$8,158	$8,170
Stockpiled ore	949	4,304
Bullion	1,359	5,118
Materials and supplies inventory	9,258	7,858
	$19,724	$25,450

The cost of inventories and stockpiled ore recognized as an expense in 2015 and 2014 is $129,269 (excluding royalty expense of $5,896) and $114,698 (excluding royalty expense of $5,605), respectively. There were no write downs or reversals of write downs of inventory to net realizable value during the years ended December 31, 2015 and 2014.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

13.	AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

Available for sale financial assets and warrant investments at December 31, 2015 and December 31, 2014 are as follows:

For the years ended December 31,	2015	2014
Available for sale investments	$1,442	$708
Warrant investments	190	-
	$1,632	$708

a)    Available for sale financial assets

For the years ended December 31,	2015	2014
Balance beginning of year	$708	$416
Additions	1,137	-
Transferred from investments in associates note 14	-	1,336
Unrealized loss from mark to market of of investments, net of tax	(403)	-
Write-down	-	(1,044)
	$1,442	$708

Available for sale financial assets includes $1,228 for the Company’s investment in IDM Mining Ltd., formerly Revolution Resources Corp. (“IDM”) and $214 for investments in certain junior mining companies (including certain investments acquired as part of the Temex acquisition on September 18, 2015 – note 6). On June 13, 2014, the investment in IDM was transferred to available for sale investments from investments in associates (note 14).

At December 31, 2014, the Company wrote down its available for sale investments to their fair value and recorded an impairment charge of $1,044 as the decline in value was considered significant and/or prolonged; the write down was reduced by a $237 gain transferred from other comprehensive income (loss).

(i)	Recovery of amount due from IDM Mining Ltd.

In connection with the sale in 2012 of the Company’s Mexican property portfolio to IDM, IDM agreed to pay to the Company, on or before December 31, 2017, $5,000 (the “IDM obligation”) or, at IDM’s election, issue common shares of IDM having an equivalent market value, subject to an upper limit of 25 million shares. On July 31, 2015, as agreed between the Company and IDM as evidenced by a letter of intent signed on June 10, 2015 (the “letter of intent”), the Company received 7.5 million common shares of IDM (valued at $788) and 20 million warrants to acquire common shares of IDM (valued at $358), in settlement of the IDM obligation. The Company had not assigned any value to the IDM obligation in 2012 and accordingly in 2015 recognized a gain of $1,146 on the settlement of the IDM obligation.

The 20 million warrants have an exercise price of $0.20 per common share, exercisable at any time during the 60 months following issuance, provided that if IDM shares trade on a public market at or above a price of $0.40 per share for 20 consecutive trading days, the Company will be required to exercise the warrants within 30 days.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Also on August 13, 2015, as provided in the letter of intent, the Company participated in a financing by IDM in the amount of $250 for 2.5 million common shares of IDM and warrants to acquire 1.25 million common shares of IDM at a purchase price of $0.15 at any time during the 24 months following their issuance. The purchase price of $250 was allocated between commons shares ($237) and warrants ($13), based on their relative fair values on the purchase date.

The letter of intent provides that for so long as the Company holds not less than 9.9% of the issued and outstanding common shares of IDM, Lake Shore Gold shall have the right, but not the obligation, to nominate one director to the board of directors of IDM. Following the receipt of the shares and warrants, the Company elected not to exercise its right to nominate a director to the board of IDM for a period of 6 months.

As at December 31, 2015, the Company holds 14,452,290 common shares of IDM (4,452,290 at December 31, 2014) representing approximately 13% of IDM’s issued and outstanding common shares. The Company is accounting for its investment in IDM as an available for sale investment as it does not have significant influence over IDM.

b)	Warrant Investments

The warrant investments at December 31, 2015 includes the value of 21.25 million warrants of IDM (note 13(a(i)) as follows:

		Number of	Exercise
Company issuing	Date acquired	warrants	price	Expiry date
IDM Mining Ltd.	July 31, 2015	20,000,000	$0.20	July 31, 2020
	August 13, 2015	1,250,000	$0.15	August 13, 2017
		21,250,000

The warrants are marked to market at each period end with the change in fair value recorded in other income (loss) on the Statement of Comprehensive Income.

For the years ended December 31,	2015	2014
Balance beginning of year	$-	$-
Additions note 13(a(i))	371	-
Unrealized loss	(181)	-
	$190	$-

The fair value of warrants at acquisition date ($358 and $13, respectively for the July 31, 2015 and August 13, 2015 warrants (note 13(a(i))) was determined using the Black Scholes option pricing model with the following assumptions: no dividends are to be paid; implied volatility of 40%; risk free interest rate of 0.8% and 0.5%, respectively for the July 31, 2015 warrants and August 13, 2015 warrants; and an expected life of five years and two years, respectively.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The fair value of warrants at December 31, 2015 ($186 and $4, respectively, for the July 31, 2015 warrants and August 13, 2015 warrants) was determined using the Black Scholes option pricing model with the following assumptions: no dividends are to be paid; implied volatility of 40%; risk free interest rate of 0.8% and 0.6%, respectively for the July 31, 2015 warrants and August 13, 2015 warrants; and expected life of 4.6 years and 1.6 years, respectively.

14.	INVESTMENT IN ASSOCIATE

The Company’s investment in associate as at December 31, 2015 and 2014 is as follows:

As at December 31,	2015		2014
	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$283	$674	$586	$1,123
	$283		$586

Movements in equity investments for the years ended December 31, 2015 and 2014 are as follows:

For the years ended,	December 31, 2015			December 31, 2014
	Northern			Northern
	Superior	IDM Mining	Total	Superior	IDM Mining	Total
Balance, beginning of year	$586	$-	$586	$1,349	$400	$1,749
Company's share of net loss	($303)	-	(303)	(763)	(102)	(865)
Transfer to available for sale investments	-	-	-	-	(1,336)	(1,336)
Gain on disposal of investment	-	-	-	-	1,038	1,038
Balance, end of year	$283	$-	$283	$586	$-	$586

On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision not to participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM was no longer considered an associate of the Company. The Company recorded a gain of $1,038 on the change date representing the difference between the Company’s carrying value of investment in IDM and its market value at that date.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Summary financial information for Northern Superior Resources Inc., the Company’s only equity accounted investment as at December 31, 2015 and 2014, not adjusted for percentage of ownership held by the Company is as follows:

As at and for the years ending December 31*,	2015	2014
Ownership	23.70%	23.78%
Current assets	$1,838	$3,797
Non-current assets	$351	$1,515
Total assets	$2,188	$5,312
Current liabilities	$34	$53
Non-current liabilities	$-	$-
Total liabilities	$34	$53
Loss**	$2,081	$2,259

*At December 31 values are adjusted to align the policies of the equity-accounted investment to the Company’s accounting policies

**Northern Superior Resources Inc is an exploration stage entity and as such does not have any sources of revenue, and losses are equal to expenses

15.	RESTRICTED CASH

Restricted cash at December 31, 2015 and 2014 includes secured funds for letters of credit issued by the Company as follows:

As at December 31,	2015	2014
Ministry of Northern Development and Mines	$-	$5,521
Independent Electricty System Operator	2,916	1,897
	$2,916	$7,418

The letters of credit with the Ontario Ministry of Northern Development and Mines (“MNDM”) were issued as security for the Company’s obligations under the Closure Plans filed with MNDM for various properties. The letters of credit with the Independent Electricity System Operator of Ontario (“IESO”), the Company’s power provider, were issued under an agreement between Lake Shore Gold and the IESO. These funds are restricted and not available for current operations.

During 2015, Lake Shore Gold completed a surety bond arrangement with Zurich Insurance Company (the “Issuer”) for $5,829, whereby the Company replaced the letters of credit with MNDM ($5,521 outstanding at December 31, 2014 and $308 issued during 2015) with three unsecured surety bonds. The surety bonds are renewable annually and bear annual interest of 1.25%. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any portion of the Closure Plans by way of a draw-down of the surety bonds as directed by the MNDM.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

16.	MINING INTERESTS

		Non		Plant and
Year ended December 31, 2015	Depletable	depletable	Total	equipment	Total
Cost
At January 1, 2015	$455,240	$105,182	$560,422	$191,001	$751,423
Additions, including transfer from construction in progress of $9,393 Construction in progress, net of transfers to	45,907	40	45,947	25,275	71,222
plant and equipment	-	-	-	(2,415)	(2,415)
Acquisition of Temex Resources Corp. note 6	-	26,552	26,552	65	26,617
Acquisition of 100% of Vogel property	-	709	709	-	709
Change in environmental closure assets (estimate and discount rate)	535	(31)	504	-	504
Disposals	-	-	-	(8,271)	(8,271)
Cost at December 31, 2015	$501,682	$132,452	$634,134	$205,655	$839,789
Accumulated depreciation and depletion
At January 1, 2015	$153,256	$-	$153,256	$70,718	$223,974
Depreciation	-		-	$13,122	13,122
Depletion	65,558	-	65,558	-	65,558
Disposals	-	-	-	(7,353)	(7,353)
Accumulated depreciation and depletion at December 31, 2015	$218,814	$-	$218,814	$76,487	$295,301
Carrying value at December 31, 2015	$282,868	$132,452	$415,320	$129,168	$544,488

		Non		Plant and
Year ended December 31, 2014	Depletable	depletable	Total	equipment	Total
Cost
At January 1, 2014	$412,059	$104,509	$516,568	$165,666	$682,234
Additions	43,181	673	43,854	20,781	64,635
Construction in progress additions, net of transres to plant and equipment	-	-	-	4,554	4,554
Cost at December 31, 2014	$455,240	$105,182	$560,422	$191,001	$751,423
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$-	$93,228	$57,421	$150,649
Depreciation	-	-	-	13,297	13,297
Depletion	60,028	-	60,028	-	60,028
Accumulated depreciation and depletion at December 31, 2014	$153,256	$-	$153,256	$70,718	$223,974
Carrying value at December 31, 2014	$301,984	$105,182	$407,166	$120,283	$527,449

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

A summary by property of the carrying value at December 31, 2015 and 2014 is as follows:

			Total Mining	Plant and
At December 31, 2015	Depletable	Non-depletable	properties	equipment	Mining interests
Timmins West Mine	$191,418	$-	$191,418	$32,250	$223,668
Bell Creek Mill	12,036	-	12,036	84,709	96,745
Bell Creek Mine	79,414	-	79,414	12,144	91,558
	$282,868	-	$282,868	129,103	$411,971
Exploration and evaluation
Gold River property	-	41,837	41,837	-	41,837
Fenn-Gib Project	-	37,969	37,969	-	37,969
Temex properties note 6	-	26,582	26,582	65	26,647
Other exploration properties*	-	26,064	26,064	-	26,064
	-	132,452	132,452	65	132,517
	$282,868	$132,452	$415,320	$129,168	$544,488

*Other exploration properties carrying value at December 31, 2015 includes $13,970 for Other Bell Creek properties, $7,875 for 144 Project and the remaining $4,219 for various other properties

			Total Mining	Plant and
At December 31, 2014	Depletable	Non-depletable	properties	equipment	Mining interests
Timmins West Mine	$223,735	$-	$223,735	$26,286	$250,021
Bell Creek Mill	13,551	-	13,551	87,851	101,402
Bell Creek Mine	64,698	-	64,698	6,098	70,796
	301,984	-	301,984	120,235	422,219
Exploration and evaluation
Gold River property	-	41,855	41,855	-	41,855
Fenn-Gib Project	-	37,972	37,972	-	37,972
Other exploration properties*	-	25,355	25,355	-	25,355
	-	105,182	105,182	-	105,182
Corporate	-	-	-	48	48
	$301,984	$105,182	$407,166	$120,283	$527,449

* Other exploration properties carrying value at December 31, 2014 includes $13,261 for Other Bell Creek properties, $7,875 for 144 Project and the remaining $4,219 for various other properties

Plant and Equipment

Plant and equipment at December 31, 2015, includes $2,233 of construction in progress (December 31, 2014 - $4,634). Plant and equipment also includes costs of $39,209 (2014 - $28,904) and accumulated depreciation of $16,243 (2014 - $17,320) related to capital equipment and vehicles under finance leases (note 18).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The depreciation of plant and equipment used in the exploration and capital development activities of mining properties is capitalized in the specific property ($1,245 for the year ended December 31, 2015; $1,374 in 2014).

During 2015 the Company disposed of certain old equipment for $840 and recognized a gain of $363.

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit. Production from the Timmins West Mine and surrounding properties (including future production from the 144 project) is subject to a 2.25% net smelter royalty (“NSR”). There are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to the Thunder Creek Deposit, involves areas of known mineralization.

The Company has an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (the “First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities.

Bell Creek Mine

The Company owns 100% of the Bell Creek Mine and Mill. Production from the Bell Creek Mine is subject to a 2% NSR, payable to Goldcorp; the royalty is subject to the recovery by the Company of $6,015 related to Goldcorp’s share of the purchase price of a prior royalty that will be offset against the royalty payable to Goldcorp from the Bell Creek Mine. As at December 31, 2015 the Company has incurred $3,809 of royalty obligation (2014 - $2,655) to offset against the payment owed by Goldcorp.

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to the statement of comprehensive income. In 2015 the Company incurred $970 of exploration and evaluation expenses charged to net earnings (2014 – $1,098).

144 Project

The 144 property is 100% owned by the Company and is located approximately 500 metres from the Thunder Creek Deposit at the Timmins West Mine. The property is subject to various NSR royalties. The Company spent $23,297 in exploration expenses charged to net earnings at the 144 Project in 2015 (2014 - $2,241).

Fenn-Gib Project

The Fenn-Gib Project located approximately 60 kilometres east of Timmins includes the Fenn-Gib and Guibord Main properties on which the Company has a 100% interest. The Company acquired the Project from Barrick Gold Corporation (“Barrick”) in 2011; Barrick retains the right to re-acquire a 51% interest in the Project (excluding the Guibord Main property), and become the Project's operator, in the event that a resource of at least 5 million ounces is established, for cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Properties acquired through the Temex Resources Corp. transaction

On September 18, 2015, the Company acquired Temex Resources Corp. (note 6) and, as a result, added interests in a number of properties, including two significant land positions. Through the acquisition, the Company is now involved in a joint venture for the Whitney Project located adjacent to the Company’s Bell Creek Complex. The Whitney Project covers approximately 8.9 km2 of highly prospective exploration property. In addition, the Company now owns 100% of the Juby Project, a large project with a near-surface deposit located in the Shining Tree Area of Northern Ontario. Some of the claims on the Juby property are subject to underlying NSR royalties ranging from 2.0% to 2.5%, all of which include buy-down provisions ranging from 1.0% to 1.5% NSR royalty.

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as the Vogel and Schumacher properties.

The seller has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

On January 5, 2015 the Company entered into an agreement to acquire a 100% interest in the Vogel property, located contiguous to the Bell Creek Mine for $709; the agreement closed on March 3, 2015. Previously the Company had a mining lease on the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advance annual royalty payments of $50 indexed for inflation, for the duration of the lease.

Casa Berardi

The Company has a 50% interest in the Casa Berardi property as provided in an earn in agreement between the Company and Aurizon Mines Ltd., subsequently purchased by Hecla Mining Company (“Hecla”). The agreement provides that if an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or the economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Hecla and Lake Shore Gold will each have a 50% interest. Hecla will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

Other properties

The Company owns 50% to 100% of various other properties. Certain of those properties are subject to NSR agreements between 2% and 3%.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2015	2014
Trade payables	$14,678	$11,732
Accrued liabilities	10,976	11,412
Salaries and wages payable	3,368	3,387
	$29,022	$26,531

The fair value of accounts payable and accrued liabilities approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractor services. These payables do not accrue interest and no guarantees have been granted. Trade payables and accrued liabilities at December 31, 2015 and 2014 are denominated in Canadian dollars.

18.	FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2016 and 2018 with interest rates between 0.9% to 6.85%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2015	December 31, 2014
Not later than one year	$10,867	$7,670
Later than one year and not later than five years	10,327	6,997
Less: Future finance charges	(958)	(726)
Present value of minimum lease payments	$20,236	$13,941
Less: Current portion	(10,170)	(7,090)
Non-current portion	$10,066	$6,851

In 2013, the Company entered into an agreement with Macquarie Technology Services (Canada) Ltd. (“Macquarie”) whereby the Company sold certain mobile equipment to Macquarie for $7,300 and leased them back for a period of 36 months; the liability is paid through 12 quarterly installments (with the first and last payment, respectively, on January 1, 2014 and October 1, 2016) and bears interest at 3.7%. At the end of the lease term, the Company has the option of purchasing all the equipment at a price equal to their fair value but not less than $730 and not more than $1,460.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

19.	LONG TERM DEBT

As at December 31,	2015	2014
Convertible Debentures (a)	$94,682	$89,708
Gold Loan (b)	-	6,590
	$94,682	$96,298
Current portion of Gold Loan and embedded derivative (b)	-	6,590
Long term debt	$94,682	$89,708

(a)    Convertible Debentures

For the years ended December 31,	2015	2014
Balance at beginning of year	$89,708	$85,292
Purchased back and cancelled under the NCIB	(27)	-
Interest expense and unwinding of discount	11,470	10,885
Interest payments	(6,469)	(6,469)
Balance at end of year	$94,682	$89,708

In September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1.0 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

Subject to meeting certain conditions at the Maturity Date, including the receipt of any required regulatory approvals, among others, the Company has the option to elect to repay all or a portion of the principal amount of the Debentures outstanding, in common shares of the Company, the number determined by dividing the relevant principal amount of the Debentures to be redeemed by 95% of the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending 5 days prior to the Maturity Date.

The option of the holders to convert the Debentures into common shares of the Company resulted in accounting for the Debentures at inception as a compound financial instrument with $82,512 ($78,626 net of transaction costs of $3,886) recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 (or $20,000 net of transaction costs of $988) recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest method.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The Company incurred transaction costs of $4,875 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

The Company may purchase the Debentures in the market at any time, subject to regulatory requirements.

On December 7, 2015 the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation up to 103.5 of its debentures, or $10,350, with regulatory approval received December 10, 2015. The Company may purchase the Debentures at prevailing market prices with daily purchases not to exceed $24 in principal amount (in accordance with the applicable TSX rules, daily purchases under the NCIB should not exceed 25% of the average daily trading volume of the Debentures). The Company may make, once per calendar week, a block purchase of Debentures not owned, directly or indirectly, by insiders of the Company, that exceeds the daily repurchase restriction. The NCIB commenced on December 15, 2015 and will remain in effect until the earlier of December 14, 2016 or the date on which the Company has purchased the maximum number of Debentures permitted under the NCIB. To December 31, 2014, the Company has purchased for cancellation 26 debentures for $27.

On February 8, 2016, in accordance with the Arrangement Agreement with Tahoe Resources Inc. (“Tahoe”, note 30) the Company suspended the NCIB for the debentures.

(b)    Sprott Resource Lending Partnership Credit Facility

Credit Facility Agreement

On June 14, 2012, the Company signed a financing agreement (“Initial Agreement”) with Sprott Resource Lending Partnership ("Sprott") for a credit facility (the "Facility") totaling up to $70,000, secured by the material assets of the Company. The Facility involved two components, a $35,000 gold loan (the "Gold Loan”), payable monthly from January 31, 2013 to May 31, 2015, and a standby line of credit (the "Standby Line") for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013. The annual interest rate for the Standby Line was 9.75% compounded monthly.

On December 12, 2013, the Company entered into a modification agreement (the "Modification Agreement") with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Modification Agreement also provided for certain changes to the financial covenants provided on the original agreement.

The Company incurred $7,963 of transaction costs under the Initial and Modification Agreements, including rollover fees. Transaction costs were amortized over the respective life of the Gold Loan and Standby Line using the effective interest rate method.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The Gold Loan was repaid through 29 monthly cash payments which commenced on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment; the last payment made on the Gold Loan was made May 29, 2015. The Standby Line was fully repaid as at December 31, 2014.

(i)    Gold Loan

As at December 31,	2015	2014
Accreted principal, net of unamortized transaction costs	$-	$7,315
Embedded Derivative asset	-	(1,412)
Minimum Return Derivative liability	-	687
	$-	$6,590
Current portion of Gold Loan	-	7,315
Current portion of embedded derivatives	-	(725)
Long term portion of Gold Loan	$-	$-

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and was subsequently measured at amortized cost using the effective interest method.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contained a derivative which was embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The embedded derivative was the equivalent of a series of 29 gold forward contracts which matured on each of the payment dates; the embedded derivative was marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss) and unrealized foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “Minimum Return Provision” or the “floor”) on the Gold Loan to increase to 7.5% from 5% under the original agreement; the minimum return provision was considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative was equivalent to the additional amount (if any) the Company would have to pay at the maturity of the Gold Loan to ensure the return to Sprott was at least 7.5%; the derivative was marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss). At May 29, 2015 (the last payment on the Gold Loan), the Company paid $92 for the Minimum Return Derivative.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Gold Loan changes for the years ended December 31, 2015 and 2014 were as follows:

	Accreted Principal	Transaction Costs	Total
At January 1, 2014	$23,895	($1,141)	$22,754
Cash payments	(15,854)	-	(15,854)
Interest expense	2,585	806	3,391
Realized derivative gain	(4,086)	-	(4,086)
Realized foreign exchange loss	1,110	-	1,110
At December 31, 2014	$7,650	($335)	$7,315
Cash payments	(7,223)	-	(7,223)
Interest expense	296	335	631
Realized derivative gain	(2,070)	-	(2,070)
Realized foreign exchange loss	1,347	-	1,347
At December 31, 2015	$-	$-	$-

Embedded derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for 2015 and 2014 were as follows:

	Embedded Derivative (asset)	Minimum Return
Embedded derivatives	liability	Derivative liability	Total
At January 1, 2014	($6,703)	$2,406	($4,297)
Unrealized derivative loss (gain)	314	(1,719)	(1,405)
Unrealized foreign exchange loss	4,977	-	4,977
At December 31, 2014	($1,412)	$687	($725)
Unrealized derivative gain	-	(687)	(687)
Unrealized foreign exchange loss	1,412	-	1,412
At December 31, 2015	$-	$-	$-

(ii) Standby Line

For the years ended December 31,	2015	2014
Balance at beginning of year	$-	$26,275
Principal payments	-	(30,000)
Loan prepayment penalty	-	(1,200)
Write down of unamortized transaction costs	-	3,356
Interest expense and unwinding of discount	-	3,966
Interest payments	-	(2,397)
Balance at end of year	$-	$-

As at December 31, 2014, the Standby Line was fully repaid with $5,000 paid in December 2013 and the remaining balance of $30,000 paid in 2014, the latter including $10,000 on June 4 without penalty and $20,000 on December 31 together with a 6% prepayment fee ($1,200) and a 1% rollover fee ($200) as provided in the Modification Agreement. $3,356 of unamortized transaction costs were written off as at December 31, 2014.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

20.	SHARE BASED LIABILITIES

As at December 31,	2015	2014
Performance share units (i)	$4,231	$1,395
Deferred share units (ii)	1,454	693
Total share-based liabilities	$5,685	$2,088
Current portion	$2,257	$394
Long term portion	$3,428	$1,694

(i)

The Company has a Performance Share Unit Plan (the “PSU plan”) whereby PSUs are issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% (the “payout factor”) of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

In 2015 and 2014, the Company issued 945,155 and 1,230,865 PSUs, respectively. The fair value of the PSUs at December 31, 2015 and 2014 is based on the market value of the Company’s shares, discounted based on vesting terms and adjusted for the estimated payout factor (between 125% and 150% as at December 31, 2015 and 100% as at December 31, 2014). The discount rate used is 10.2% for December 31, 2015 and 2014.

Changes to the PSUs liability are as follows:

For the years ended December 31,	2015	2014
Balance, beginning of year	$1,395	$435
Share based payment expense	3,221	960
PSU cash payment	(385)	-
Total performance share units liability	$4,231	$1,395
Current portion	$1,649	$394
Long term portion	$2,582	$1,001

(ii)

The Company has a Deferred Share Unit Plan (the “DSU plan”) whereby the non-executive Directors of the Company can elect to receive their annual compensation in cash, DSUs or a combination of both. Under the plan, additional DSUs may be issued to non-executive Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

In 2015 and 2014, the Company issued 329,497 and 548,631 DSUs, respectively. The fair value of the DSUs at December 31, 2015 and 2014 was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 51% to 77% (2014 - 72% to 83%) risk-free interest rate of 0.62% to 1.33% (2014 - 1.03% to 2.4%), dividend rate of $Nil and expected life ranging between 1.0 – 10.0 years (2014 – 3.0 – 10.0 years).

Changes to the DSUs liability are as follows:

For the years ended December 31,	2015	2014
Balance, beginning of year	$693	$319
Share based payment expense	761	374
Total deferred share units liability	$1,454	$693
Current portion	$608	$-
Long term portion	$846	$693

21.	ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation for the Company’s various sites and includes site restoration, rehabilitation and remediation of tailing ponds, roads, mine infrastructure and plant and equipment. The environmental rehabilitation provision as at December 31, 2015 and 2014 is as follows:

For the years ended December 31,	2015	2014
Bell Creek Mill	$3,645	$3,120
Bell Creek Mine	712	800
Timmins West Mine	1,560	1,420
Whitney property	955	-
Other	300	300
Total environmental rehabilitation provision	$7,172	$5,640

Movements on the environmental rehabilitation provision for the year ended December 31, 2014 and 2015 are as follows:

For the years ended December 31,	2015	2014
Balance, beginning of year	$5,640	$4,770
Acquired with the Temex properties note 6(a)	972	-
Revisions in estimates	495	795
Unwinding of the discount	65	75
Total environmental rehabilitation provision	$7,172	$5,640

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

For all liabilities, other than for the Whitney property (liability acquired as part of the Temex transaction – note 6(a)), the value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2015 and 2014 (0.46% to 0.93% at December 31, 2015 and 0.47% to 1.25% at December 31, 2014); for the Whitney property, the discount rate used is a nominal pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2015 adjusted to capture the impact of credit risk, of 4.9%; estimated remaining life of mine of 5 years for the Timmins West Mine, 10 years for Bell Creek Mine, 15 years for the Bell Creek Mill and 20 years for the Whitney property as at December 31, 2015 (6, 13 and 16 years, respectively for Timmins West Mine, Bell Creek Mine and Bell Creek Mill at December 31, 2014); the cash flows have been adjusted to reflect the risk attached to these cash flows, other than the cash flows for the Whitney property for which the liability for the Company is set to a maximum of $3,000 (note 6(a). Uncertainties in the timing for use of this provision include changes in the future that could impact the timing of closing the mines, as new resources and reserves are discovered. Surety bonds of $5,829 have been issued to the Ministry of Northern Development and Mines (note 15); the funds supporting the surety bonds will be used to cover expenses incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $9,846, including $3,000 for the Whitney property (note 6(a)).

The liability is accreted over time through charges to finance expenses and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine, Bell Creek Mine and Bell Creek Mill over the respective lives of the mines and the mill.

22.	DEFERRED TAXES

The provision for income and mining taxes included in net earnings represents an effective rate different than the statutory rate of 25% (2014 – 25%) computed by applying the cumulative Canadian federal and provincial income tax rates to the income (loss) before taxes due to the following:

For the years ended December 31,	2015	2014
Net earnings before taxes	$8,728	$23,614
Computed income tax expense at Canadian statutory rates	2,182	5,904
Non-deductible / non-taxable (income) expenses, net	(543)	279
Changes in the unrecognized deferred tax assets	(1,666)	(6,183)
Deferred tax recovery	$-	$-

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at December 31,	2015	2014
Deferred income tax assets
Share issue costs	$2,610	$3,934
Total deferred income tax assets	$2,610	$3,934
Deferred income tax liabilities
Long term debt	($2,610)	($3,934)
Total deferred income tax liability	($2,610)	($3,934)
Net deferred income tax asset	$-	$-

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2015	2014
Income tax:
Tax losses	$71,300	$118,120
Deductible temporary differences	$113,000	$84,500
Federal investment tax credits	$17,200	$17,200

Mining tax:
Deductible temporary differences	$35,500	$132,400

The tax losses and deductible temporary differences not recognized expire as noted below and can be applied against future taxable profit. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

Income tax:

Type	Amount	Expiry date
Net operating losses	$71,300	2026-2033
Deductible temporary differences	$113,000	N/A
Federal investment tax credits	$17,200	2026-2033

Mining tax:

Type	Amount	Expiry date
Deductible temporary differences	$35,500	N/A

The Company has deductible temporary differences of a capital nature of $32,600 (2014 - $33,100), the benefit of which have not been recognized in the consolidated financial statements.

23.	SHAREHOLDERS’ EQUITY

a)    Share capital

On November 26, 2015, the Company raised gross proceeds of $10,005 through the issuance of 6,900,000 flow through common shares under a private placement at $1.45 per flow through share. The net proceeds from the flow through financing of $9,943 were recorded as share capital ($6,896) and deferred premium liability ($3,047). The Company has until December 31, 2016 to spend the flow through funds raised in 2015 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $1,533 on CEE to December 31, 2015 related to the November 26, 2015 flow through share issuance and amortized in other income $468 of the deferred premium.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

In 2014, the Company raised gross proceeds of $20,128 by issuing flow through common shares under two private placements (5,300,000 flow-through common shares at $0.95 per flow through share issued in May 2014 and 12,900,000 flow through common shares at $1.17 per flow through share issued in December 2014). The net proceeds from the 2014 flow through financings of $19,310 were recorded as share capital ($15,652) and deferred premium liability ($3,658). The Company has spent all required CEE spending to December 31, 2015 ($2,980 to December 31, 2014) and amortized in other income $3,128 of the deferred premium in 2015 ($530 in 2014).

As part of an agreement with Flying Post First Nation and Mattagami First Nation (note 16), Lake Shore Gold issued 50,000 common shares of the Company to the two First Nation communities in each of the 2015 and 2014 (valued at $44 and $45, respectively).

b)    Reserves

i)    Share Options

As at December 31, 2015, the Company had 18,366,773 options outstanding of which 10,905,595 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option. All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 7% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which may vary between grants; all outstanding grants vest in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
		Weighted-		Weighted-
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, beginning of year	21,915,856	$1.55	24,245,365	$1.89
Granted	2,918,796	$1.15	3,607,290	$0.84
Granted as part of Temex acquisition note 6	1,055,250	$1.95	-	$-
Exercised	(1,248,129)	$0.61	(563,000)	$0.86
Forfeited	(6,275,000)	$3.44	(5,373,799)	$2.69
Outstanding, end of year	18,366,773	$0.94	21,915,856	$1.55
Exercisable, end of year	10,905,595		12,459,522

During the year ended December 31, 2015, the Company granted 2,918,796 (2014 – 3,607,290) stock options to its employees which vest over a period of 3 years, are exercisable at a weighted average price of $1.15 per option (2014 - $0.84), expire in five years from date of issuance, and have a total fair value of $1,264 (2014 - $1,449): The weighted average fair value at grant date was $0.43 for the year ended December 31, 2015 ($0.40 for the year ended December 31, 2014).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The fair value of stock options granted during 2015 and 2014 is estimated at the time of the grant using the Black-Scholes option pricing model with assumptions as follows: expected volatility based on past history of 61% to 69% (2014 - 81% to 94%), risk-free interest rate of 0.5% to 0.6% (2014 – 1.0% to 1.4%), forfeiture rate of 8.3% (2014 – 7.6% to 8.3%), dividend rate of 0% and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted for both years.

ii)   Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2015:

			Weighted average
	Number of options		closing share price
Grant price	exercised	Exercise dates	at exercise date
$0.41-$0.87	1,248,129	January 14 to December 30, 2015	$1.24

For the year ended December 31, 2014:

			Weighted average
	Number of options		closing share price
Grant price	exercised	Exercise dates	at exercise date
$0.41-$0.99	563,000	March 4 to December 3, 2014	$1.15

iii)  Share Options outstanding at the end of the year

The following table summarizes information concerning outstanding and exercisable options at December 31, 2015:

			Remaining
	Options	Options	contractual life
Exercise price	outstanding	exercisable	(years)	Expiry dates
$0.37-$0.99	12,448,727	7,792,345	2.60	May 1, 2018 to December 2, 2020
$1.00-$1.99	5,546,046	2,741,250	1.26	October 30, 2016 to November 4, 2020
$2.00-$2.99	82,500	82,500	0.46	January 14, 2016 to September 7, 2016
$3.00-$3.99	289,500	289,500	0.21	January 6, 2016 to July 15, 2016
	18,366,773	10,905,595

iv)   Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill) and general and administrative costs (options granted to directors and corporate employees).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The allocation of share based payments on the consolidated statement of comprehensive income for the years ended December 31, 2015 and 2014 is as follows:

For the years ended December 31,	2015	2014
General and administrative	$928	$926
Production costs, note 7	432	408
Total share based payments	$1,360	$1,334

c)    Basic and diluted income per share

The basic and diluted income per share for the years ended December 31, 2015 and 2014 is calculated as shown in the table below. The diluted income per share for the year ended December 31, 2015 and 2014 includes the impact of certain outstanding options and warrants; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

For the years ended December 31,	2015	2014
Net earnings	$8,728	$23,614
Weighted average basic number of common shares outstanding (in '000s)	442,495	421,158
Basic earnings per share	$0.02	$0.06
Weighted average diluted number of common shares outstanding (in '000s)	447,849	426,325
Diluted earnings per share	$0.02	$0.06

Weighted average diluted number of common shares for years ended December 31, 2015 and 2014 is calculated as follows:

For the years ended December 31,	2015	2014
Weighted average commons share outstanding	442,495	421,158
In the money shares-share options (in '000s)	5,309	5,167
In the money shares-warrants (in '000s)	45	-
Weighted average diluted number of common shares outstanding	447,849	426,325

24.	DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2015, the Company recorded $2,503 of pension expense (2014 - $1,679) in the consolidated statement of comprehensive income and capitalized $378 to mining properties (2014 - $296) in the consolidated statement of financial position.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

For the years ended December 31,	2015	2014
Change in operating working capital
Increase in receivables and prepaids	($249)	($508)
Decrease (increase) in inventories and stockpiled ore	3,045	(6,538)
Increase in accounts payable and accrued liabilities	879	7,911
	$3,675	$865

Cash and cash equivalents at December 31 consist of:
Cash	$39,950	$24,195
Short term investments	57,709	30,175
	$97,659	$54,370
Non-cash investing and financing activities

For the years ended December 31,	2015	2014
Mining interests
Value allocated pursuant to the acquisition of Temex Resources Corp.	$26,617	$-
Increase (reduction) in working capital related to mining interests	164	(892)
Finance leases	16,236	9,270
Net book value of disposed assets	(918)	-
Changes in mine closure assets	495	795
Shares issued as part of impact and benefit agreement	55	45
	$42,649	$9,218
Share Capital
Shares issued on acquisition of Temex Resources Corp., net of share
issue costs	$22,408	$-
Transfer of amounts from reserves	307	188
Shares issued as part of impact and benefit agreement	55	45
Deferred premium on flow-through financing note 23(a)	3,047	3,658
	$25,817	$3,891

26.	SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; finance (loss) income, net, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2015
		Exploration and
	Mining	advanced
	operations*	exploration**	Corporate	Total
Revenues	$271,356	$-	$-	$271,356
Earnings from mine operations	$56,036	$-	$-	$56,036
General and administrative	-	-	(15,788)	(15,788)
Exploration	-	(24,267)	-	(24,267)
Share of loss of investment in associate	-	-	(303)	(303)
Earnings (loss) from operations and associates	$56,036	($24,267)	($16,091)	$15,678
Other income, net	-	-	5,227	5,227
Finance items, net	-	-	(12,177)	(12,177)
Net earnings (loss)	$56,036	($24,267)	($23,041)	$8,728
Expenditures on mining interests including movements on working capital	$51,926	($64)	$-	$51,862

Total assets	$435,410	$132,516	$103,712	$671,638
Total liabilities	$52,699	$-	$106,677	$159,376

As at and for the year ended December 31, 2014
		Exploration and
	Mining	advanced
	operations*	exploration**	Corporate	Total
Revenues	$256,144	$-	$-	$256,144
Earnings from mine operations	$64,112	$-	$-	$64,112
General and administrative	-	-	(13,534)	(13,534)
Exploration	-	(3,339)	-	(3,339)
Share of loss of investments in associates	-	-	(865)	(865)
Write down of available for sale investments	-	-	(807)	(807)
Earnings (loss) from operations and associates	$64,112	($3,339)	($15,206)	$45,567
Other loss, net	-	-	(3,284)	(3,284)
Finance items, net	-	-	(18,669)	(18,669)
Net earnings (loss)	$64,112	($3,339)	($37,159)	$23,614
Expenditures on mining interests including movements on working capital	$56,296	$656	$-	$56,952

Total assets	$454,611	$105,182	$59,885	$619,678
Total liabilities	$42,024	$-	$105,602	$147,626

* Mining operations include activities related to the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive income as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

27.	FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and long-term debt (as disclosed in note 19).

The Company’s capital at December 31, 2015 and 2014 is as follows:

As at December 31,	2015	2014
Share capital	$1,064,041	$1,033,623
Equity portion of convertible debentures	14,753	14,753
Reserves	33,361	32,297
Deficit	(599,893)	(608,621)
Long term debt note 19	94,682	96,298
	$606,944	$568,350

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Sprott credit facility (note 19(b)) had certain financial covenants, which were required to be maintained throughout 2014 and up to and including May 29, 2015 (when the last payment on the gold loan was made, after which time the covenants were no longer applicable). The Company was in full compliance with all applicable debt covenants during the term of the Sprott credit facility.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2015 and 2014 are as follows:

As at December 31,	2015	2014
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$97,659	$54,370
Warrant investments note 13(b)	190	-
Restricted cash	2,916	7,418
Embedded derivative asset note 19(b(i))	-	1,412
	$100,765	$63,200
Loans and receivable, measured at amortized cost
Receivables note 11	$4,177	$3,395
Available-for-sale, measured at fair value
Investments in public companies note 13(a)	$1,442	$708
Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 19(b(i))	$-	$687
Other financial liabilities, measured at fair value
Share based liabilities note 20	$5,685	$2,088
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$29,022	$26,531
Long term debt note 19	$94,682	$96,298
	$123,704	$122,829

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of debentures at December 31, 2015 is $108,493 (December 31, 2014 - $97,021).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The fair value hierarchy of financial instruments measured at fair value on the statement of financial position is as follows:

As at December 31,	2015	2014
	Level 1	Level 1
Cash and cash equivalents	$97,659	$54,370
Restricted cash	$2,916	$7,418
Available for sale investments note 13	$1,442	$708

	Level 2	Level 2
Gold loan liability	$-	$7,049
Embedded derivative asset liability note 19(b(i))	$-	$1,412
Minimum Return Derivative liability note 19(b(i))	$-	$687
Warrant investments note 13(b)	$190	$-
Share based liabilities note 20	$5,685	$2,088

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability were determined by discounting future payments based on forward gold prices and forward US$/CAD$ foreign exchange rates.

The fair value of share based liabilities is determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward or future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2015 and December 31, 2014, is invested in liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future payments as disclosed in notes 16, 18 and 29. All of the Company's financial liabilities are subject to normal trade terms.

Market Risk

a.   Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company's current policy is to invest surplus cash in low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s surplus cash at December 31, 2015 and December 31, 2014, is invested in liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net earnings (loss) of the Company, assuming that all other variables remain constant, by approximately $714 in 2015 (2014 - $470).

b.   Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines.

The Company has not entered into any material derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world. A 10% change in gold prices would result in approximately $26,545 change in the Company’s net earnings for 2015 (2014 - $25,058).

c.   Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is the Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

The Company was also exposed (up to May 29, 2015) to foreign currency exchange risk with respect to its gold loan facility (note 19(b)), which was repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net earnings of the Company, assuming that all other variables remains constant, by $Nil in 2015 (2014 - $592).

28.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel (President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President of Exploration and Vice President of Operations) during the years ended December 31, 2015 and 2014 are as follows:

For the years ended December 31,	2015	2014
Salaries and directors' fees	$3,546	$3,300
Benefits	132	162
Share based payments	3,984	1,888
	$7,662	$5,350

Share based payments include the share based payment expense for options granted of $700 (2014 - $702), PSUs $2,524 (2014 - $812) and DSUs $760 (2014 - $374); there were no post-employment benefits, or other long term benefits during the years ended December 31, 2015 and 2014. There was $Nil termination benefits paid for 2015 (2014 - $358).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

29.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to royalty commitments and contractual obligations under various property agreements (note 16), the Company’s existing contractual obligations are as follows:

	Payments Due by Period
		Less than a			After 5
Contractual obligations	Total	year	1-3 years	4-5 years	years
Accounts payable and accrued liabilities	$29,022	$29,022	$-	$-	$-
Finance leases and other	$21,930	$10,733	$10,966	$231	$-
Environmental rehabilitation provision	$7,172	$-	$-	$-	$7,172
Share based liabilities	$8,334	$2,256	$4,173	$1,649	$256
Long term debt - principal and interest payments	$116,429	$6,486	$109,943	$-	$-
	$182,887	$48,497	$125,081	$1,880	$7,429

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(in thousands of Canadian dollars, except per share amounts)

30.	SUBSEQUENT EVENT

On February 8, 2016, the Company and Tahoe Resources Inc. entered into a definitive agreement (the "Arrangement Agreement") whereby Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold (the "Transaction"). Under the terms of the Arrangement Agreement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share. Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

The Transaction is subject to shareholder approval expected on March 31, 2016 for both the Company and Tahoe. The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a $37,800 termination fee payable to Tahoe under certain circumstances and $20,000 termination fee payable to Lake Shore Gold under certain circumstances.

The Arrangement Agreement also provides for a change of control offer for Lake Shore Gold outstanding debentures in accordance with their trust indenture dated September 7, 2012. As part of the Arrangement Agreement, the Company has agreed not to purchase any of its outstanding securities and accordingly, suspended the NCIB for the debentures.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

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2

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited - Expressed in Thousands of United States Dollars)
As at December 31, 2015

	Tahoe
	Resources	Lake Shore	Pro Forma		Pro Forma
	Inc.	Gold Corp.	Adjustments	Notes	Consolidated
		Schedule 1
ASSETS
Current
Cash and cash equivalents	$108,667	$70,559	$-		$179,226
Trade and other receivables	43,234	3,566	-		46,800
Inventories	70,080	14,250	3,211	6c	87,541
Other	6,220	-	-		6,220
	228,201	88,375	3,211		319,787
Non-current
Mineral interests	1,674,512	393,393	241,031	6d	2,308,936
VAT and other	37,404	3,490	-		40,894
Restricted cash	2,500	-	-		2,500
Deferred tax asset	2,376	-	26,847	6k	29,223
Goodwill	57,468	-	127,545	6g	185,013
	1,774,260	396,883	395,423		2,566,566
Total Assets	$2,002,461	$485,258	$398,634		$2,886,353
LIABILITIES
Current
Accounts payable and accrued liabilities	$99,748	$20,968	$30,911	6e	$151,627
Debt	35,000	-	-		35,000
Lease obligations	6,151	7,348	-	6n	13,499
Income tax payable	9,981	-	-		9,981
Other	-	3,494	2,909	6i,n	6,403
	150,880	31,810	33,820		216,510
Non-current
Lease obligation	7,711	7,273	-	6n	14,984
Reclamation provision	39,524	5,182	-	6n	44,706
Deferred tax liability	134,641	-	77,064	6l	211,705
Long-term debt	-	68,408	10,680	6h	79,088
Other	5,674	2,476	(2,476)	6i,n	5,674
Total liabilities	338,430	115,149	119,088		572,667
SHAREHOLDERS’ EQUITY
Share capital	1,914,676	768,770	(87,949)	6a,f,j	2,595,497
Reserves	19,372	24,103	(15,667)	6b,j,o	27,808
Equity portion of convertible debentures	-	10,659	(10,659)	6j	-
(Deficit) Earnings	(270,017)	(433,423)	393,821	6e,f,i,j	(309,619)
Total Shareholders’ Equity	1,664,031	370,109	279,546		2,313,686
Total Liabilities and Shareholders’ Equity	$2,002,461	$485,258	$398,634		$2,886,353

3

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Expressed in Thousands of United States Dollars, Except Per Share and Share Information)
For The Year Ended December 31, 2015

	Tahoe
	Resources	Lake Shore	Pro Forma		Pro Forma
	Inc.	Gold Corp.	Adjustments	Notes	Consolidated
	Schedule 3	Schedule 2
Revenues	$587,483	$212,228	$-		$799,711
Operating costs
Production costs	275,137	105,713	-		380,850
Royalties	13,240	-	-		13,240
Depreciation and depletion	91,921	62,689	17,370	6m	171,980
Total operating costs	380,298	168,402	17,370		566,070
Mine operating earnings	207,185	43,826	(17,370)		233,641

Other operating expenses
Impairment	220,000	-	-		220,000
Exploration	7,132	18,979	-		26,111
General and administrative	60,330	12,348	-		72,678
Other	-	237	-		237
Total other operating expenses	287,462	31,564	-		319,026
(Loss) earnings from operations	(80,277)	12,262	(17,370)		(85,385)

Other expense (income)
Interest expense	2,426	9,524	-		11,950
Net foreign exchange loss	6,753	-	-		6,753
Other expense (income)	2,261	(4,088)	-		(1,827)
Total other expense (income)	11,440	5,436	-		16,876
					16,876
(Loss) earnings before income taxes	(91,717)	6,826	(17,370)		(102,261)
Income tax expense	59,133	-	-		59,133
Deferred income tax recovery	(63,689)	-	(5,040)	6m	(68,729)
(Loss) earnings	$(87,161)	$6,826	$(12,330)		$(92,665)

(Loss) earnings per share
Basic	$(0.42)	$0.02		8	$(0.33)
Diluted	$(0.42)	$0.02		8	$(0.33)

Weighted average shares outstanding
Basic (000’s)	207,810,941	442,495,000		8	277,505,589
Diluted (000’s)	207,810,941	447,849,000		8	277,505,589

4

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
For The Year Ended December 31, 2015

1.	DESCRIPTION OF THE TRANSACTION

Terms of the Transaction

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe Resources Inc. (“Tahoe” or the “Company”) have been prepared to give effect to the definitive agreement (the “Arrangement Agreement”) entered into by Tahoe and Lake Shore Gold Corp (“Lake Shore Gold”), dated February 8, 2016 pursuant to which and effective April 1, 2016, Tahoe directly acquired all issued and outstanding common shares of Lake Shore Gold by way of a plan of arrangement (the “Lake Shore Gold Transaction”).

Under the terms of the Arrangement Agreement, each issued and outstanding common share of Lake Shore Gold was exchanged for 0.1467 of a Tahoe common share (the “Exchange Ratio”). Upon closing of the Arrangement, existing Tahoe and Lake Shore Gold shareholders own approximately 77% and 23% of the Company, respectively, on a fully diluted in-the-money basis.

In connection with the closing of the Lake Shore Gold Transaction, the Company issued an aggregate of 69,239,629 Tahoe common shares to the former shareholders of Lake Shore Gold. On closing of the Lake Shore Gold Transaction, the Company has 297,096,329 common shares issued and outstanding, with former Lake Shore Gold shareholders holding approximately 23% on an undiluted basis. The Company has authorized the issuance of up to an additional 1,621,877 Tahoe common shares issuable upon the exercise of former stock options to acquire common shares of Lake Shore Gold.

Based on the opening price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) of CAD$12.75 on April 1, 2016, the total consideration of $685,106 (CAD$893,811) implies consideration of CAD$1.87 per Lake Shore Gold common share.

Convertible Debentures

Lake Shore Gold has outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which are governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of the Lake Shore Gold Transaction, Lake Shore Gold gave notice of its offer to purchase for cash all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”). The Change of Control Offer expired on April 18, 2016 with no Debentures tendered

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold has elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures.

5

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

The number of Tahoe common shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe common shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash. Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe common share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe common shares will be issued on conversion.

The accompanying unaudited pro forma condensed consolidated financial statements of Tahoe have been prepared to give effect to the Lake Shore Gold Transaction.

2.	BASIS OF PREPARATION

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015 combines the historical consolidated statements of operations of Tahoe, Rio Alto Mining Limited (“Rio Alto”), which was acquired on April 1, 2015 (the “Rio Alto Acquisition”), and Lake Shore Gold to give effect to the Lake Shore Gold Transaction and Rio Alto Acquisition as if they had occurred on January 1, 2015.

The unaudited pro forma condensed consolidated statements of financial position as at December 31, 2015 combines the historical consolidated statement of financial position of Tahoe, as at that date, and the consolidated statement of financial position of Lake Shore Gold as at December 31, 2015 to give effect to the Lake Shore Gold Transaction as if it had occurred on December 31, 2015.

Lake Shore Gold’s historical results of operations for year ended December 31, 2015 have not been adjusted to reflect the acquisition of Temex Resources (“Temex”) by Lake Shore Gold as it was accounted for as an asset acquisition and not a business combination and is therefore not considered an indirect acquisition under National Instrument 51-102 – Continuous Disclosure Obligations.

The unaudited pro forma condensed consolidated financial statements were based on and should be read in conjunction with the following:

•	Audited consolidated financial statements of Tahoe for the year ended December 31, 2015 and the accompanying notes;
•	Audited consolidated financial statements of Lake Shore Gold for the year ended December 31, 2015 and the accompanying notes; and
•	Unaudited condensed consolidated interim financial statements of Rio Alto for the three months ended March 31, 2015 as disclosed in Tahoe’s Business Acquisition Report (“BAR”) dated June 12, 2015.

The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

6

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

The historical consolidated financial statements of Tahoe and Lake Shore Gold have been adjusted to give effect to the following pro forma events:

•	Those that are directly attributable to the Rio Alto Acquisition and Lake Shore Gold Transaction;
•	Those that are factually supportable; and
•	Those with respect to the pro forma consolidated statements of operations expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Tahoe’s financial position or financial performance actually would have been had the Lake Shore Gold Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of Tahoe.

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2015.

The Lake Shore Gold Transaction is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the date of completion of the Lake Shore Gold Transaction. There are instances where adequate information is not available at the time of the preparation of these unaudited pro forma condensed consolidated financial statements to perform a complete estimate of fair value. Tahoe will finalize all amounts as it obtains the information necessary to complete the measurement process, which can be no later than one year from the date of completion of the Lake Shore Gold Transaction. Accordingly, pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Tahoe and Tahoe’s future performance and financial position.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the additional savings or costs that may result from the transaction. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

7

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

3.	HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

	a)	LAKE SHORE GOLD

In order to give pro forma effect to the Lake Shore Gold Transaction on the historical consolidated statements of financial position and consolidated statement of operations of Tahoe as at and for the year ended December 31, 2015, Lake Shore Gold’s historical consolidated statement of financial position and statement of comprehensive income as at and for the year ended December 31, 2015, have been adjusted to give effect to the items that would have been settled had they occurred as of December 31, 2015 and January 1, 2015, respectively.

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

	b)	TAHOE

In order to give pro forma effect to the Rio Alto Acquisition on the historical consolidated statement of operations of Tahoe for the year ended December 31, 2015, Rio Alto’s historical unaudited condensed interim consolidated statement of net income and comprehensive income for the three months ended March 31, 2015, which were released in the BAR dated June 12, 2015, has been adjusted to give effect to the items that would have been settled had they occurred as of January 1, 2015 (Schedule 3).

These calculated results are not historical financial information and are the best estimate for that period for which no public information was released. Actual information may be substantially different from calculated information.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the consolidated financial statements of Tahoe as at December 31, 2015. Management has determined, based on their initial assessment that the following basis of presentation and accounting policies differ between the two companies:

•

Lake Shore Gold’s functional currency is the Canadian dollar (“CAD”) which results in foreign exchange differences recognized in other comprehensive income upon translation to USD. The Lake Shore Gold financial statements have been translated into USD using exchange rates of 0.7225 at December 31, 2015 and average rate of 0.7821 for the year ended December 31, 2015 (Schedules 1 and 2); and

•	Lake Shore Gold’s depletion is calculated on a unit of production basis over measured and indicated resources. Tahoe’s basis for depletion is over proven and probable reserves.

Pro forma adjustments were made as described in note 6 and are necessary for the relevant items of Lake Shore Gold’s consolidated financial statements to conform to the accounting policies used by Tahoe in the preparation of its consolidated financial statements. Tahoe is currently evaluating the impact of potential changes in accounting policies noted above and have therefore not included any specific adjustments in the pro forma unaudited condensed consolidated financial statements for such matters.

8

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

Management has determined, based on their initial assessment that the following accounting policies in the following areas will have to be adopted upon completion of the Lake Shore Gold Transaction as they are not currently applicable to Tahoe:

•	Investments in associates;
•	Joint arrangements;
•	Equity(flow-through shares);
•	Available for sale financial instruments; and
•	Employee benefits (defined contribution pension plan).

5.	PURCHASE PRICE ALLOCATION

Lake Shore Gold constitutes a business as defined by IFRS 3, and consequently, the Company has applied the principles of IFRS 3 in accounting for the acquisition of 100% of the issued and outstanding common shares of Lake Shore Gold.

A summary of the preliminary purchase price consideration is as follows:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options	1,621,877	8,436
Total consideration	70,861,506	$685,106

The purchase price consideration reflects the number of outstanding common shares and Lake Shore Gold common shares issuable upon the exercise of the outstanding Lake Shore Gold options as at December 31, 2015. For purposes of pro forma presentation, all issued and outstanding options to acquire common shares of Lake Shore Gold at the date of completion of the Lake Shore Gold Transaction were converted into options of Tahoe (the “Tahoe Replacement Options”).

All Lake Shore Gold warrants outstanding at December 31, 2015 were exercised prior to the completion of the Lake Shore Gold Transaction and their fair value has been reflected in the fair value estimate of the Tahoe share consideration. Fair value assumptions used are disclosed in note 6.

9

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values (note 6).

Pro forma presentation
Cash and cash equivalents	$70,559
Trade and other receivables	3,566
Inventories	17,461
Other current and non-current assets	3,490
Property, plant and equipment	93,324
Mineral interests and exploration potential	541,100
Goodwill	127,545
Deferred tax asset	26,847

Accounts payable, accrued liabilities and other	(22,831)
Lease obligation	(14,621)
Reclamation provision	(5,182)
Non-current debt(1)	(79,088)
Deferred tax liability	(77,064)
Total net assets acquired	$685,106

(1)	See note 1 for a description of the treatment of the convertible debentures following the date of completion of the Lake Shore Gold Transaction.

For the purposes of these unaudited pro forma condensed consolidated financial statements, the excess of the total consideration over the net identifiable assets to be acquired has been recognized as goodwill. The estimate of the fair value of property, plant, and equipment, mineral interests and exploration potential is preliminary and is subject to change. The final purchase price and the fair value of the net assets to be acquired are yet to be determined. Therefore, it is likely that the purchase prices, including share considerations, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities may differ materially from the amounts disclosed above in the preliminary pro forma purchase price allocation because of changes in fair values, as further analysis is completed.

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the Lake Shore Gold Transaction, as if the Lake Shore Gold Transaction had occurred on December 31, 2015 for the consolidated statement of financial position and January 1, 2015 for the consolidated statement of operations. Assumptions relating to the share price of Tahoe are based on the date of Lake Shore Gold Transaction of April 1, 2016. Assumptions and adjustments made are as follows:

a)

An adjustment to reflect the issuance of 69,239,629 Tahoe shares, based on a ratio of 0.1467 of a Tahoe common share for each outstanding Lake Shore Gold share. The opening price of Tahoe shares on the TSX on April 1, 2016 was CAD$12.75 at the CAD/USD Bank of Canada foreign exchange rate on that date of 0.7665 for total consideration of $676,670 (CAD$882,805);

b)

An adjustment to reflect the issuance of 1,621,877 Tahoe Replacement Options, based on a ratio of 0.1467 of a Tahoe option for each outstanding Lake Shore Gold option. The fair value of the Tahoe Replacement Options was determined using the Black-Scholes valuation model for total consideration of $8,436 (CAD$11,006);

10

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

c)

An adjustment to reflect the fair value of inventories held by Lake Shore Gold. The fair value of product inventory was adjusted by $3,211 (CAD$4,189) to reflect the ounces held in inventory at the spot price of gold on April 1, 2016, of $1,232/oz (CAD$1,607/oz) less estimated refining and transportation costs of $5 per ounce;

d)	The book value of mineral interests of Lake Shore Gold has been eliminated and recognized at its estimated fair value;
e)

An adjustment of $30,910 to reflect the accrual of transaction costs, change of control costs and the fair value of the DSUs and PSUs which were paid out upon completion of the Lake Shore Gold Transaction;

f)	An adjustment of $4,151 to reflect the issuance of Tahoe shares included as part of transaction costs;
g)	The excess of purchase consideration over fair values of net assets of Lake Shore Gold in the amount of $127,545 has been allocated to goodwill;
h)

An adjustment to reflect the fair value of the long-term debt of $10,680 which has been assumed to be the fair value of the cash repayments for the purposes of these pro forma condensed consolidated financial statements;

i)

Share-based liabilities, representing the fair value of Lake Shore Gold DSUs and PSUs have been eliminated as they were paid out on completion of the Lake Shore Gold Transaction (note 6e) with the exception of the fair value of the PSUs of the Executive Vice President and President of Canadian Operations, of $4,541 (CAD$5,924) which are included as share-based liabilities within other liabilities;

j)	Equity balances of Lake Shore Gold have been eliminated;
k)	A deferred tax asset related to input tax credits and net operating losses of $26,847 (CAD$35,025) has been recognized;
l)

A deferred tax liability related to the excess purchase price consideration and fair market value adjustments of $77,064 (CAD$100,540) has been recognized and will be reversed through income as the underlying asset is consumed.

m)

An adjustment to reflect the additional depreciation and depletion incurred based on the fair value adjustment on the depletable assets acquired and the related tax effects at the statutory rates based on management’s estimate of reserves.

n)

The fair values of the deferred premium on flow through shares, the lease obligation and the reclamation provision have been assumed to be equal to their carrying values for the purposes of these pro forma condensed consolidated financial statements.

o)	Weighted average assumptions and ranges used in the Black-Scholes valuation calculations of the fair value of the options are as follows:

Options
Share price (CAD$) at April 1, 2016	$12.75
Exercise price (CAD$)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD$)	$0.00-9.65
April 1, 2016 CAD$ to USD$ exchange rate	$0.77
Fair value (USD$)	$0.00-7.40

11

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

7.	PRO FORMA SHARE CAPITAL

		December 31,
		2015
	Number	Amount
Tahoe common shares outstanding	227,401,681	$1,664,031
Tahoe common shares issued under the Lake Shore Gold Transaction	69,239,629	676,670
Tahoe common shares issued as transaction costs	455,019	4,151
Pro forma share capital	297,096,329	$2,344,852

8.	PRO FORMA LOSS PER SHARE

For the purposes of the unaudited pro forma condensed consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares which would have been outstanding as at December 31, 2015, after giving effect to the Lake Shore Gold Transaction as if it had occurred on January 1, 2015.

December 31,
2015
Tahoe actual weighted average common shares outstanding	207,810,941
Tahoe common shares issued under the Lake Shore Gold Transaction	69,239,629
Tahoe common shares issued under the Lake Shore Gold Transaction as transaction costs	455,019
Pro forma weighted average Tahoe common shares outstanding – Basic and Diluted	277,505,589
Pro forma Tahoe loss	$(92,665)
Pro forma Tahoe loss per share - Basic and Diluted	$(0.33)

The 1,621,877 Tahoe Replacement Options are not included in the calculation of diluted earnings per share because their effect was anti-dilutive due to the underlying exercise prices exceeding the average market price for the year ended December 31, 2015 of CAD$14.01.

12

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 1

Lake Shore Gold consolidated statement of financial position as at December 31, 2015

	Lake Shore	CAD/USD	Pro Forma
	Gold Corp.	rate	Consolidated
	CAD	0.7225	USD
ASSETS
Current
Cash and cash equivalents	$97,659		$70,559
Receivables and prepaids	4,936		3,566
Inventories and stockpiled ore	19,724		14,250
	122,319		88,375
Non-current
Available for sale financial assets and
warrant investments	1,632		1,179
Investment in associates	283		204
Restricted cash	2,916		2,107
Mineral interests	544,488		393,393
	549,319		396,883
Total Assets	$671,638		$485,258
LIABILITIES
Current
Accounts payable and accrued liabilities	$29,022		$20,968
Current portion of lease obligations	10,170		7,348
Current portion of share based liabilities	2,257		1,631
Deferred premium on flow through shares	2,579		1,863
	44,028		31,810
Non-current
Finance lease obligation	10,066		7,273
Long-term debt	94,682		68,408
Share based liabilities	3,428		2,476
Environmental rehabilitation provision	7,172		5,182
Total liabilities	159,376		115,149
SHAREHOLDERS’ EQUITY
Share capital	1,064,041		768,770
Reserves	33,361		24,103
Equity portion of convertible debentures	14,753		10,659
Deficit	(599,893)		(433,423)
Total Shareholders’ Equity	512,262		370,109
Total Liabilities and Shareholders’ Equity	$671,638		$485,258

(1)	Translated using the December 31, 2015 closing Bank of Canada CAD/USD exchange rate

13

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 2

Lake Shore Gold consolidated statement of operations adjustments for the year ended December 31, 2015

	Lake Shore	CAD/USD	Pro Forma
	Gold Corp.	rate	Consolidated
		0.7821
Revenues	$271,356		$212,228
Operating costs
Production costs	135,165		105,713
Depreciation and depletion	80,155		62,689
Total operating costs	215,320		168,402
Mine operating earnings	56,036		43,826

Other operating expenses
Exploration	24,267		18,979
Share of loss in investment in associates	303		237
General and administrative	15,788		12,348
Total other operating expenses	40,358		31,564
Earnings from operations	15,678		12,262

Other expense (income)
Finance expense	12,922		10,106
Finance income	(745)		(583)
Other income	(5,227)		(4,088)
Total other expense (income)	6,950		5,436

Net earnings	$8,728		$6,826

(1)	Translated using the average January 1 – December 31, 2015 closing Bank of Canada CAD/USD exchange rate.

14

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in 000’s of USD, except as otherwise stated)

SCHEDULE 3

Consolidated statement of operations adjustments for the year ended December 31, 2015

	Tahoe
	Resources		Pro Forma	Pro Forma
	Inc.	Rio Alto	Adjustments	Consolidated
			Note 6m
Revenues	$519,721	$67,762	$-	$587,483
Operating costs
Production costs	241,661	33,476	-	275,137
Royalties	13,240	-	-	13,240
Depreciation and depletion	78,649	7,227	6,045	91,921
Total operating costs	333,550	40,703	6,045	380,298
Mine operating earnings	186,171	27,059	(6,045)	207,185

Other operating expenses
Impairment	220,000	-	-	220,000
Exploration	6,472	660	-	7,132
General and administrative	39,251	21,079	-	60,330
Total other operating expenses	265,723	21,739	-	287,462
(Loss) earnings from operations	(79,552)	5,320	(6,045)	(80,277)

Other expense (income)
Interest expense	1,686	740	-	2,426
Net foreign exchange loss	4,530	2,223	-	6,753
Gain on investment	-	(684)	-	(684)
Other expense	2,464	481	-	2,945
Total other expense (income)	8,680	2,760	-	11,440

(Loss) earnings before income taxes	(88,232)	2,560	(6,045)	(91,717)
Income tax expense	47,486	11,647	-	59,133
Deferred income tax expense (benefit)	(63,807)	1,871	(1,753)	(63,689)
Net loss	$(71,911)	$(10,958)	$(4,292)	$(87,161)

15